                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                     Commission File Number      0-24336
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                       InPhyNet Medical Management Inc.
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            (Exact name of registrant as specified in its charter)


1200 South Pine Island Road, Suite 600  Fort Lauderdale, Florida (954) 424-3672
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 Common Stock Rights to Purchase Series A Junior Participation Preferred Stock,
                          par value $0.01 per share
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           (Title of each class of securities covered by this Form)

                                    None.
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    /X/        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    / /

        Approximate number of holders of record as of the certification or notice date: ONE: On June 26, 1997, InPhyNet Medical Management Inc., a Delaware Corporation, was merged with and into a wholly-owned subsidiary of MedPartners, Inc.


        Pursuant to the requirements of the Securities Exchange Act of 1934, InPhyNet Medical Management Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  June 26, 1997                 By: /s/ Harold O. Knight, Jr.
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                                          Harold O. Knight, Jr.,
                                          Vice President